

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Andy Cring
Chief Financial Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

> **Re: eBay Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 4, 2021**
> **File No. 001-37713**

Dear Mr. Cring:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Marie Huber, General Counsel